Exhibit 18.1

August 6, 2020

To the Board of Directors and Stockholders of
Nesco Holdings, Inc.
6714 Pointe Inverness Way, Suite 220
Fort Wayne, Indiana 46804

Dear Sirs/Madams:

At your request, we have read the description included in your Quarterly Report of Form 10-Q to the Securities and Exchange Commission for the quarter ended June 30, 2020, of the facts relating to the change in accounting principle for inventory from the first-in, first-out cost method to the moving average cost method for a portion of the Parts, Tool, and Accessories segment inventories. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of Nesco Holdings, Inc., that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.

We have not audited any consolidated financial statements of Nesco Holdings, Inc. and its subsidiaries as of any date or for any period subsequent to December 31, 2019. Therefore we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of Nesco Holdings, Inc., or on the financial position, results of operations, or cash flows of Nesco Holdings, Inc. and its subsidiaries as of any date or for any period subsequent to December 31, 2019.

Yours truly,

/s/ Deloitte & Touche LLP